[COOLEY GODWARD LLP LETTERHEAD]
August 8, 2005
VIA EDGAR, FAX AND FEDERAL EXPRESS
Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ad.Venture Partners, Inc.
Registration Statement on Form S-1
SEC File No. 333-124141
Dear Mr. Reynolds:
     On behalf of our client, Ad.Venture Partners, Inc. (the “Company”), we are transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated July 22, 2005, with respect to the Registration Statement on Form S-1, File No. 333-124141 (the “Registration Statement”), filed with the Commission on April 18, 2005.
     The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3 to the Registration Statement (the “Amendment”).
Prospectus Summary, page 1
1.	Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of their purchase option. If such warrants are not included, discuss the reasons why such warrants are not included later in your prospectus.
     Response: The Company has revised the disclosure on page 3 of the prospectus summary and on pages 49 and 56 of the prospectus in response to the Staff’s comment.
Risk Factors. page 7
2.	Please add a separate risk factor utilizing publicly available information to address the number of “blank check firm commitment” offerings currently in the market place,

Mr. John Reynolds
August 8, 2005
Page Two
disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and discuss the impact that competition with such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds currently in escrow with respect to these offerings.
     Response: The Company has added a risk factor on pages 7 and 8 of the prospectus in response to the Staff’s comment.
Use of Proceeds, page 19
3.	We note your response to comment three of our letter dated June 24, 2005 that you can not presently ascertain the size of any potential deposit or lockup payment. In the event such payment is needed and utilizes a substantial portion of your non-trust funds, please revise to clarify how you will fund the expenses attendant to consummating a business combination.
     Response: The Company has revised the disclosure on pages 8 and 22 of the prospectus in response to the Staff’s comment.
Certain Relationships and Related Transactions, page 40
4.	The last paragraph on page 42 appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how you could assert that the terms will be “no less favorable” than those available from unaffiliated third parties. Please advise or revise to explain how you will ensure the terms are no less favorable than terms from unrelated parties.
     Response: The Company has revised the disclosure on page 45 of the prospectus in response to the Staff’s comment.
Principal Stockholders, page 43
5.	We note your response to comment 12 that the warrant purchases “if any” are meant to align the interest of Messrs. Balter and Slasky with those of public shareholders. Please revise to clarify in the prospectus, how allowing Messrs. Balter and Slasky to employ “designees” to purchase shares would serve to align their interest. Also, please clarify the use of the qualifier “if any” in the additional disclosure discussing the purpose of the warrant purchases.

Mr. John Reynolds
August 8, 2005
Page Three
     Response: The Company has revised the disclosure on pages 46, 47 and 57 of the prospectus in response to the Staff’s comment. In addition, we have added risk factor disclosure on page 15.
6.	In the document, please revise to discuss how the ability to use the warrants and initial shares as collateral for loans to make the public market warrant purchases does not mitigate the capital Messrs. Balter and Slasky are “placing at risk.” Substantiate your response that such mitigation would result from the pledge of shares and warrants is limited.
     Response: The Company has revised the disclosure on pages 46, 47 and 57 of the prospectus in response to the Staff’s comment.
Underwriting, page 51
7.	Tell us whether Wedbush Morgan Securities or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and, cleared by the Office of Chief Counsel.
     Response: The Company has been advised by the underwriters that Wedbush Morgan Securities Inc. has distributed a preliminary prospectus in electronic format via email. The Company hereby provides on a supplemental basis as Attachment 1 to this letter copies of the forms of email communication used by Wedbush Morgan Securities Inc. in connection with such distribution. The other underwriters, Adams Harkness, Maxim Group LLC, Ramius Securities, GunnAllen Financial, Inc. and Legend Merchant Group, have not distributed a preliminary prospectus in electronic format via email and do not intend to do so. It has been further advised by the underwriters that no other electronic offer, sale or distributions have occurred and the underwriters do not intend to effect any offers, sales or distributions through electronic means.
8.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your

Mr. John Reynolds
August 8, 2005
Page Four
company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
     Response: The Company has been advised by the underwriters that no arrangements with any third party or otherwise exist to host or access the preliminary prospectus on the Internet.
9.	We note your disclosure on page 47 regarding your directed unit program. Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.
     Response: The Company has not yet implemented a formal directed unit program but has engaged in informal oral discussions with its existing stockholders and their affiliates as to potential purchases through a directed unit program. To date, the Company has not received any indications of interest in the directed unit program. As a result, the Company has decided to eliminate the directed unit program and has revised its disclosure on pages 14, 47 and 57 to reflect that determination.
Financial Statements
Note C — Proposed Offering, page F-8
10.	Please expand Note 2 to disclose the significant terms of the underwriter’s purchase option, including the material terms discussed on the cover page, as well as any net settlement provisions. Disclose how you intend to account for the underwriter’s purchase option and include the estimated fair value of the UPO and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand the MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Mr. John Reynolds
August 8, 2005
Page Five
     Response: The Company has revised the disclosure on pages 27 and F-9 of the prospectus in response to the Staff’s comment.
Part II
Exhibits
11.	We note your response to comment 14 and the fact that the representatives have sole discretion to determine the timing of such purchases. We also note that the timing of such purchases would involve obtaining the best price and execution. Based on the language in exhibit 10.12 (formerly 10.13), it would appear that the warrant purchases are not mandatory, since the representatives are not required to purchase all 3,000,000 warrants during the allotted time even if the price never exceeds $0.70 while in search for the “best price and execution.” Please advise and revise your disclosure on pages 43 and 44 to reflect the application of the language in this agreement.
     Response: The Company has revised the disclosure on pages 46, 47 and 57 of the prospectus in response to the Staff’s comment. In addition, we have added risk factor disclosure on page 15.

Mr. John Reynolds
August 8, 2005
Page Six
* * *
     Please do not hesitate to call me at (415) 693-2148 if you have any questions or would like any additional information regarding this matter.
Sincerely,
Gian-Michele a Marca

cc:	Howard S. Balter (Ad.Venture Partners, Inc.)
Ilan M. Slasky (Ad.Venture Partners, Inc.)
Kenneth L. Guernsey (Cooley Godward LLP)
Floyd I. Wittlin (Bingham McCutchen LLP)